HAIR THERAPISTS, INC.
                        3415 Ocatillo Mesa Way
                       North Las Vegas, NV 89031
                       Telephone: (702) 277-7366



September 19, 2005



Ms. Goldie Walker
U. S. Securities Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

RE:  Hair Therapists, Inc.
     Registration Statement on Form 10-SB
     Filed September 6, 2005
     File No. 000-51516

Dear Ms. Walker:

This responds to your phone call regarding our Registration Statement on Form 10-SB filed on September 6, 2005. This correspondence keys our response to your comments.

We have added the following disclosure in the first paragraph on Page 26:

"Under interpretations adopted by the Securities and Exchange Commission relating to reverse acquisition transactions, Doreen E. Zimmerman will be an "underwriter" within the meaning of the federal securities laws in connection with any sale or transfer of her shares of our common stock following the completion of the merger. As an underwriter, Doreen E. Zimmerman would only be able to sell their shares pursuant to an effective registration statement under the Securities Act of 1933. Accordingly, Doreen E. Zimmerman has agreed to transfer her shares only pursuant to an effective registration statement. As a result of the foregoing, the Company's current shareholder will not be able to rely on the provisions of Rule 144. She will instead be required to file a registration statement under Securities Act of 1933 in order to complete any public sales of her shares."

We hope this amended Registration Statement satisfies your request. Thank you for your help with our Registration Statement.



Sincerely,
/s/ Doreen E. Zimmerman
-----------------------
Doreen E. Zimmerman


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